TRANSMISSÃO PAULISTA

RECEIVED

2004 NOV 30 A 10:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, November 24, 2004

Ref.CT/F/04554/2004

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

04046328

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing a copy of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of Relevant Fact, regarding the payment of interest on own capital, published on 11/23/2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED

DEC 02 2004

THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the shareholders that the Board of Directors, in a meeting held on 11/22/2004, deliberated on the destination of interest on own capital in the amount of R$ 47,823,000.00, corresponding to R$ 0.320346 per lot of a thousand shares, as provided for in § 3, of article 31, of the Bylaws of the Company and in § 7, of article 9, of Law No. 9249/95, observing that:

1. the book credit shall be made on 12/31/2004, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the delivery receipt of the income tax exemption statement - legal entity, or the option for the special system of taxation (MP (Provisional Remedy) 2222/01), until 12/10/2004 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
2. the Shareholders stated in the share position ascertained on 12/02/2004 shall be entitled to the interest on own capital, being the shares negotiated as from 12/03/2004 in the Stock Exchanges considered "ex-interest on own capital";
3. the value regarding the payment of the interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company; and
4. the date for the financial availability of the respective amounts of interest to the shareholders shall be opportunely defined by the Board of Directors and divulged to the market.

Banking Credit of Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços para Empresas* (Services Superintendence for Companies), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) – R. Boa Vista, 176 – 1º subsolo, Centro, CEP 01014-000, fone: 11 3247.3138;
Rio de Janeiro (RJ) – R. 7 de Setembro, 99 - subsolo, Centro, CEP 20050-005, fone: 21 2508-8086;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, Centro, CEP 30130-180, fone: 31 3249-3524;
Brasília (DF) - SC Sul Quadra 3 - Ed. D' Ângela – bloco A, sobreloja, Centro, CEP 70300-500, fone: 61 316-4850;
Curitiba (PR) – R. João Negrão, 65, sobreloja, Centro, CEP 80010-200, fone: 41 320-4128;
Porto Alegre (RS) – R. Sete de Setembro, 746 - térreo, Centro, CEP 90010-190, fone: 51 3210-9150;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, Ed. Sesquicentenário, CEP 40010-120, fone: 71 319-8010.

São Paulo, November 24, 2004

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director